Quest Capital Corp.
Consolidated Financial Statements
March 31, 2007
(Expressed in thousands of Canadian dollars)
(Unaudited)

Quest Capital Corp.
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)
(Unaudited)

	March 31, 2007	December 31, 2006
Assets
Cash and cash equivalents	$9,743	$9,506
Marketable securities	2,597	1,865
Loans (note 5)	250,274	269,522
Investments	16,341	9,980
Future tax asset	10,500	14,500
Restricted cash	2,571	2,568
Prepaid and other receivables	321	686
Resource and capital assets	446	477
Other assets	1,232	1,253
	$294,025	$310,357
Liabilities
Accounts payable and accrued liabilities	$5,798	$4,290
Income taxes payable	237	1,009
Deferred interest and loan fees	-	4,620
Asset retirement obligation	964	1,011
Debt payable (note 6)	-	22,000
	6,999	32,930
Shareholders’ Equity
Share capital (note 7)	203,110	202,513
Contributed capital (note 7)	6,511	6,479
Accumulated other comprehensive income	5,398	1,204
Retained earnings	72,007	67,231
	287,026	277,427
	$294,025	$310,357

Contingencies and commitments (note 10)

Approved by the Board of Directors

“Bob Buchan” Director	“Brian E. Bayley” Director

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Retained Earnings
Three months ended March 31, 2007 and 2006
(Expressed in thousands of Canadian dollars)
(Unaudited)

	2007	2006
Retained earnings - Beginning of period	$67,231	$30,739
Adoption of financial instruments standards (note 4)	286	-
As restated	67,517	30,739
Net earnings for the period	7,389	8,028
Dividends	(2,899)	-
Retained earnings - End of period	$72,007	$38,767

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Earnings
For the three months ended March 31, 2007 and 2006
(Expressed in thousands of Canadian dollars, except per share amounts)
(Unaudited)

	2007	2006
Interest and related fees	$10,807	$5,798

Non-interest income
Management and finder’s fees	726	1,251
Marketable securities and other assets trading gains	1,041	1,738
Realized gains, net of writedowns of investments	1,116	2,956
Other income and gold sales	-	16
	2,883	5,961
Total interest and non-interest income	13,690	11,759
Interest on debt	(230)	-
	13,460	11,759
Expenses and other
Salaries and benefits	899	668
Bonuses	1,350	1,600
Stock-based compensation	200	136
Office and other	314	198
Legal and professional services	360	467
Regulatory and shareholder relations	271	264
Director’s fees	66	88
Sales tax	650	-
Foreign exchange loss (gain)	19	(1)
Other expenses relating to resource properties	16	24
	4,145	3,444
Earnings before income taxes	9,315	8,315
Provision for income taxes (note 8)	1,926	287
Net earnings for the period	$7,389	$8,028
Earnings per share
Basic	0.05	0.07
Diluted	0.05	0.06
Weighted average number of shares outstanding
Basic	144,956,018	122,932,235
Diluted	145,880,563	126,053,811

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statement of Comprehensive Income
For the three months ended March 31, 2007
(Expressed in thousands of Canadian dollars)
(Unaudited)

2007
Net earnings for the period	$7,389
Other comprehensive income, net of tax
Unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	(21)
Unrealized gains on available-for-sale financial assets arising during the period	1,962
Reclassification adjustment for gains recorded included in net income	21
Other comprehensive income	1,962
Comprehensive income	9,351

Accumulated other comprehensive income - Beginning of period (note 4)	1,204
Adoption of financial instruments standards (note 4)	2,232
Other comprehensive income for the period	1,962
Accumulated other comprehensive income - End of period	$5,398

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Consolidated Statements of Cash Flows
For the three months ended March 31, 2007 and 2006
(Expressed in thousands of Canadian dollars)
(Unaudited)

	2007	2006
Cash flows from operating activities
Net earnings for the period	$7,389	$8,028
Items not affecting cash:
Future tax asset	1,679	(12)
Stock-based compensation	200	136
Amortization of deferred interest and loan fees	(1,832)	(945)
Marketable securities and other assets trading gains	(1,041)	(1,738)
Realized gains, net of writedowns of investments	(1,116)	(2,956)
Other	44	61
Other assets and investments received as finder’s fees	-	(394)
Deferred interest and loans fees received	226	1,232
Activity in marketable securities held for trading
Purchases	(1,685)	(557)
Proceeds on sales	2,910	3,044
Expenditures for reclamation and closure	(55)	(593)
Changes in prepaid and other receivables	364	51
Changes in accounts payables and accrued liabilities	1,511	1,051
Changes in income taxes payable	(773)	-
	7,821	6,408
Cash flows from financing activities
Proceeds from shares issued	429	13,300
Dividend payment	(2,899)	(3,518)
Proceeds from debt	8,000	-
Repayment of debt	(30,000)	-
	(24,470)	9,782
Cash flows from investing activities
Net (increase) decrease in loans	15,625	(35,578)
Activity in investments
Proceeds on sales	1,302	6,220
Purchases	-	(278)
Change in restricted cash	(29)	(1,523)
Expenditures on resource and fixed assets	(6)	(13)
Net other assets acquired	-	-
	16,892	(31,172)
Foreign exchange gain (loss) on cash held in a foreign subsidiary	(6)	26
Increase (decrease) in cash and cash equivalents	237	(14,956)
Cash and cash equivalents - Beginning of period	9,506	33,739
Cash and cash equivalents - End of period	$9,743	$18,783

Supplemental cash flow information (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Notes to Consolidated Financial Statements
Three months ended March 31, 2007
(Expressed in Canadian dollars; tables in thousands, except share capital information)
(Unaudited)

1	Nature of Operations

Quest Capital Corp.’s (“Quest” or the “Company”) primary focus is providing commercial bridge loans and mortgage financings. The Company also provides a range of services including the raising of capital, consulting, management and administrative services through its wholly owned subsidiaries, Quest Management Corp. and Quest Securities Corporation.

2	Basis of presentation

The accompanying financial information does not include all disclosure required under generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the Company’s 2006 audited annual financial statements and notes.

3	Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements, except as noted below. These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the Company’s accounts and those of its wholly-owned subsidiaries, Quest Management Corp., Quest Securities Corporation, Viceroy Gold Corporation and its 75% proportionate joint-venture interest in the Castle Mountain Property.

4	Change in accounting policies

Effective January 1, 2007, the Company has adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 Financial Instruments - Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income (the “Financial Instrument Standards”). As the Company has not undertaken any hedging activities, adoption of Section 3865 currently has no impact on the Company. Prior to January 1, 2007, the principal accounting policies affecting the Company’s financial instruments were: marketable securities were valued at the lower of average cost and market value, investments were valued at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary, loans were stated net of an allowance for credit losses on impaired loans and other assets were valued at their net realizable value.

The adoption of the Financial Instrument Standards requires the presentation of a separate statement of comprehensive income. Loans are recorded at amortized cost, subject to impairment reviews. Fees received for originating the loans are netted against the loans’ cost and are recognized in net earnings using the effective interest rate method. Investments and marketable securities are recorded in the consolidated balance sheet at fair value. Fair value is determined directly by reference to quoted market prices in an active market. Changes in fair value of marketable securities are recorded in earnings and changes in the fair value of investments have been reported in other comprehensive income. The transitional adjustments in respect of these standards have been made to opening marketable securities, investments and loan balances and adjusted through retained earnings and accumulated other comprehensive income as at January 1, 2007.

As a consequence of adopting the Financial Instrument Standards at January 1, 2007, retained earnings increased by $0.3 million, currency translation adjustment decreased by $1.2 million and accumulated other comprehensive income increased by $3.4 million. These movements reflect an increase of $0.4 million in marketable securities, $3.4 million increase in investments, a decrease in future tax asset of $1.3 million, a decrease in deferred interest and loan fees of $4.6 million and a decrease in loans of $4.6 million. These adjustments represent the net gain on measuring the fair value of held for trading and available for sale investments, which had not been recognized on a fair value basis prior to January 1, 2007.

5	Loans

a)
Loans are repayable over various terms up to 24 months from March 31, 2007, and bear interest at a fixed rate of between 8% and 18% before commitment and other fees. Marketable securities, real property, real estate, corporate or personal guarantees generally are pledged as security. At March 31, 2007, the loan portfolio was comprised of 89% real estate mortgages, 9% in the resource sectors and 2% in other sectors. At March 31, 2007, the real estate mortgages were located as follows: 48% in British Columbia, 38% in Alberta, 12% in Ontario and 2% in other; and, 81% were first mortgages and 19% were second mortgages. As at March 31, 2007, the Company’s loan portfolio consisted of 48 loans.

As at March 31, 2007, 70% of the Company’s loan portfolio is due within a year. The Company had approximately $24.8 million of loans impaired as a result of certain principal and/or interest payments being in arrears as at March 31, 2007. The Company does not have a provision for loan losses. The Company monitors the repayment ability of borrowers and the value of underlying security. In determining the provision for possible loan losses, management considers the length of time the loans has been in arrears, the overall financial strength of borrowers and the residual value of security pledged. The Company expects to collect the full carrying value of its loan portfolio. As at March 31, 2007, the Company had 5 impaired loans.

Subsequent to March 31, 2007, $12.5 million of impaired loans were repaid or cured.

b)	The Company has recorded changes in the allowance for loan losses as follows:

2007
Balance - Beginning of period	$586
Add:
Specific provision for the period	-
Less:
Loan write-offs	(586)
Balance - End of period	$-

c)
At March 31, 2007, the Company has entered into agreements to advance funds of $3.6 million. Advances under these agreements are subject to a number of conditions including due diligence and completion of documentation.

6	Debt payable

In March 2007, the Company entered into a secured revolving debt facility with the Bank of Nova Scotia for up to $25 million. The facility bears interest at prime or bankers acceptance notes plus 1.25%.

7	Share capital

a)	Authorized

Unlimited First and Second Preferred Shares
Unlimited common shares without par value

b)	Shares issued and outstanding

	Number of Shares	Amount
Common shares
Opening balance - January 1, 2007	144,842,628	$202,513
Issued on exercise of stock options	220,000	597
Ending balance - March 31, 2007	145,062,628	$203,110

c)	Compensation options issued and outstanding

	Number of options	Exercise price per share	Expiry date
Common shares
Opening balance - January 1, 2007 comprised of:	-	-
Issued pursuant to a equity placement	1,085,775	$2.30	August 23, 2007
Issued pursuant to a equity placement	48,000	2.30	October 26, 2007
	1,133,775

Exercised	-
Ending balance - March 31, 2007	1,133,775

d)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the three months ended March 31, 2007, the change in stock options outstanding was as follows:

	Number of shares	Weighted average share price
Common shares
Opening balance	8,981,333	$2.01
Granted	1,770,000	3.12
Exercised	(220,000)	1.95
Expired	(57,032)	2.88

Closing balance	10,474,301	$2.20
Options exercisable	8,334,281	$2.01

The following table summarizes information about stock options outstanding and exercisable at March 31, 2007:

Options outstanding				Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$ 0.81	113,333	0.56	0.81	113,333	0.81
$ 1.51	273,000	2.39	1.51	273,000	1.51
$ 1.80 to 1.95	6,650,000	1.87	1.95	6,650,000	1.95
$ 2.30	1,167,968	3.71	2.30	844,515	2.30
$ 2.64 to 3.21	2,270,000	4.62	3.04	453,433	2.88
	10,474,301	2.67	2.20	8,334,281	2.01

e)	Contributed capital

Opening balance	$6,479
Stock-based compensation	200
Fair value of stock options exercised	(168)
Ending balance	$6,511

The fair values of options for the three months ended March 31, 2007 have been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

Risk-free interest rate	3.98%
Expected life of options	3.0 years
Expected stock price volatility	35%
Expected dividend yield	2.56%
Weighted average fair value of options	$0.76

8	Income taxes
The Company has utilized tax losses in certain of its entities to reduce its taxable income in Canada. The Company has recognized a future tax asset to the extent that the amount is more likely than not to be realized from future earnings.

The provisions for income taxes consists of the following:

	2007	2006
Current
Canada	$98	$299
Total current expenses	98	299

Future
Canada	1,828	(12)
Total future recovery	1,828	(12)
Total provision for income taxes	$1,926	$287

9	Related party transactions

a)
For the three months ended March 31, 2007, the Company received $180,000 (2006 - $262,000) in advisory, management and finder’s fees from parties related by virtue of having certain directors and officers in common. Other assets include $345,000 of non-transferable securities held in either private or publicly traded companies related by virtue of certain directors and officers in common.

b)
Loans include $nil (December 31, 2006 = $nil) in amounts due from parties related by virtue of directors and officers in common. During the three months ended March 31, 2007, the Company received $nil (2006 - $376,000) in interest and fees from related parties by virtue of certain directors and officers in common. During the three months ended March 31, 2007, the Company has made no additional provision for losses on loans from a party related by virtue of having a director in common.

c)
For the three months ended March 31, 2007, the Company received $12,000 (2006-$12,000) in syndication loan administration fees from parties related by virtue of certain directors and officers in common.

d)
Marketable securities and investments include $15,358,000 (December 31, 2006 - $9,143,000) of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the three months ended March 31, 2007, the Company recorded a gain on disposal of securities of $213,000 (2006 - $3.6 million) from parties related by virtue of having certain directors and officers in common.

e)	Included in accounts payable at March 31, 2007 is $4,085,000 due to employees, consultants and officers for bonuses.

10	Contingencies and commitments

a)	Surety bond guarantees totalling US$2,405,000 have been provided by Castle Mountain Joint Venture to ensure compliance with reclamation and other environmental agreements.

b)
On March 22, 2002, Quest Investment Corporation (a predecessor company) and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. No provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to earnings in the period(s) in which they are finally determined.

c)	The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:

2007	$434,000
2008	$358,000
2009	$358,000
2010	$281,000
2011	$43,000

d)	Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements and notes.

11	Segmented information

The Company has primarily one operating segment, which is financial services. The Company’s geographic location is Canada.

12	Supplemental cash flow information

Non-cash financing and investing activities

	2007	2006
Marketable securities and investments received as loan fees	$617	$475